EXHIBIT 99.1

Ultrapetrol (Bahamas) Limited Commences Exchange Offer for Its 8 7/8% First Preferred Ship Mortgage Notes Due 2021 Issued June 10, 2013

NASSAU, Bahamas, Nov. 27, 2013 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited ("Ultrapetrol" or the "Company"), announced today that it has commenced an offer (the "Exchange Offer") to exchange all of its outstanding $200.0 million 8⅞% First Preferred Ship Mortgage Notes due 2021 that were issued in a private placement on June 10, 2013 (CUSIP/ISIN numbers 90400X AE4/US90400XAE40 (Rule 144A) and P94398 AD9/USP94398AD92 (Regulation S)), for an equal principal amount of 8⅞% First Preferred Ship Mortgage Notes due 2021, that are registered under the Securities Act of 1933, as amended (the "Exchange Notes"). The exchange offer is only for these CUSIPs and ISINs. The terms of the Exchange Notes are identical to those of the currently outstanding notes issued on June 10, 2013 except that the Exchange Notes are registered under the Securities Act of 1933 and will not be subject to restrictions on transfer.

The Company is undertaking the Exchange Offer to satisfy certain obligations under a registration rights agreement entered into by and among the Company and the initial purchasers of the outstanding notes. Outstanding notes that are not tendered in the Exchange Offer will remain outstanding and will retain their rights under the indenture, but will not retain any rights under the registration rights agreement. The Company will not receive any additional proceeds from the Exchange Offer.

The Exchange Offer and the right to withdraw any outstanding notes that have been tendered in the Exchange Offer are scheduled to expire on December 30, 2013, unless extended by the Company.

Additional Information

The Company has filed a registration statement, including a prospectus and other related documents, on Form F-4 with the United States Securities and Exchange Commission (the "SEC") in connection with the Exchange Offer. The Company urges holders of the outstanding notes to read the prospectus and other documents carefully before tendering any outstanding notes. These documents also contain necessary information regarding the procedures that must be used to tender outstanding notes. Holders of the outstanding notes may obtain any documents filed with the SEC relating to the Exchange Offer free of charge from the SEC's website at www.sec.gov. These documents may also be obtained from the exchange agent for the Exchange Offer, Manufacturers and Traders Trust Company, at:

Manufacturers and Traders Trust Company
25 South Charles Street, 11th Floor
Baltimore, MD 21201
Attn: Corporate Trust Administration
Facsimile (for eligible institutions only):	Fax: (410) 244-3725
Confirm facsimile by telephone ONLY:	Ph: (410) 949-3268

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of such jurisdiction.

CONTACT: The IGB Group

         Leon Berman
         212-477-8438
         lberman@igbir.com